

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

March 8, 2022

Seng Yeap Kok
Chief Executive Officer
Exsular Financial Group Inc.
Room 1105, 11/F Hip Kwan Commercial Bldg.
No. 38 Pitt St.
Yau Ma Tel, KLN, Hong Kong

   Re: Exsular Financial Group Inc.
     Form 10-K for the Year Ended December 31, 2021
     Filed on January 28, 2022
     File No. 000-56219

Dear Mr. Kok:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2021

Item 9A. Controls and Procedures, page 14

1. You state that your disclosure controls and procedures were effective as of November 30, 2018 rather than their effectiveness as of the end of the period covered by the report, as required by Item 307 of Regulation S-K. If true, please confirm to us you performed an evaluation and concluded your disclosure controls and procedures were effective as of December 31, 2021. Also, please ensure you use the appropriate dates in future filings.

  In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology